

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2015

Mail Stop 4631

<u>Via Email</u>
Mr. Brad S. Forsyth
Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA. 94998

> **Re: Willis Lease Finance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 1-15369**

Dear Mr. Forsyth:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief

                                        Office of Manufacturing and
                                        Construction